

September 12, 2014

Via E-mail
Dr. Pierre-Henri Benhamou
Chairman and Chief Executive Officer
DBV Technologies S.A.
Green Square-Bâtiment D
80/84 rue des Meuniers
92220 Bagneux France

> **Re: DBV Technologies, S.A.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted August 29, 2014**
> **CIK No. 0001613780**

Dear Dr. Benhamou:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting another amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe a further amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your second amended draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 55

1. We note your response to prior comment 13. While we recognize the uncertainty involved in predicting the clinical stage you will achieve for your product candidates, we believe that such estimates are a material part of your disclosure. Please amend your registration statement to state the clinical stage you hope to achieve for both Viaskin Peanut and Viaskin Milk using your offering proceeds. You may note that your clinical development is subject to multiple external factors that may impact its progress.

2. We note your response to prior comment 14 and we re-issue the comment in part. From your revised disclosure it appears that you have a specific plan to allocate a portion of your anticipated offering proceeds toward research and development. Please amend your registration statement to indicate the approximate amount to be allocated for research and

development and limit the disclosure concerning the remainder of your net proceeds to working capital, capital expenditures, etc.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Repayable Advances, page 67

3. Please refer to prior comment 16. As originally requested, please explain the nature of the underlying milestone events and the factors that you considered in determining the timing for repayment of the repayable advances. In particular, revise your disclosure to describe what "technical or commercial success" means in each instance and clarify whether you record the repayment obligation because you have met the repayment requirements or because you believe it is probable that an outflow of resources will be required to settle the obligation (under paragraph 14 of IAS 37). To the extent you record the obligation under some other authoritative guidance, separately explain to us what guidance you follow.

Notes to Financial Statements
Note 1: The Company, page F-7

4. Please refer to prior comment 25. We acknowledge the information provided in your response. However, your reference to "near term periods" is unclear. Please provide an approximate quantification of this term. Also, separately describe to us the key terms governing your strategic research partnerships and other collaboration arrangements, such as those with Sanofi, Jaffe Food, Stallergenes, Institut National de la Sante and BioNet-Asia.

Note 3: Accounting Principles
3.10 Subsidies and Conditional Advances, page F-13

5. Please refer to prior comment 27. Please describe to us the technical and commercial achievements of ImmunaVia that governed your recognition and deferral of subsidies income. In addition, please explain to us how the technical and commercial achievements governing the accounting treatment for the OSEO repayable conditional advances and the subsidies are consistent with one another. Also, explain how revenue recognition for subsidies based upon "technical and commercial achievements" is consistent with revenue "recognized ratably through income," as disclosed on page F-13.

Note 24: Events After the Close of the Year, page F-47

6. Please refer to prior comment 29. We acknowledge the information provided in your response. However, your reference to "near term periods" is unclear. Please provide an approximate quantification of this term. Also, separately describe to us the key terms governing your agreement with the Ichan School of Medicine.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Mitchell S. Bloom, Esq.
        Michael H. Bison, Esq.
        Goodwin Procter LLP
        Exchange Place
        55 State Street
        Boston, MA 02109